AMENDED AND RESTATED OPERATING AGREEMENT

OF

PRO CLOUD SAAS, LLC

This AMENDED AND RESTATED OPERATING AGREEMENT (as amended from time to time, this "**Agreement**") of **PRO CLOUD SAAS, LLC**, an Arizona limited liability company (the "**Company**"), is entered into effective as of January 18, 2023 by Have A Go Press, LLC, an Arizona limited liability company, as the sole member (the "**Sole Member**").

BACKGROUND

A.   On May 28, 2020, the Articles of Organization of the Company (as may be amended from time to time, the "**Articles**") were filed with the State of Arizona, thereby forming the Company as a limited liability company pursuant to and in accordance with the Arizona Limited Liability Company Act (as amended from time to time, the "**Act**").

B.   As set forth in the Articles, Shane Hannan (the "**Original Member**") is the sole member of the Company.

C.   On the date hereof, the Original Member and the Sole Member have entered into an Equity Contribution and Exchange Agreement, pursuant to which the Original Member has transferred all of his membership interests in the Company to the Sole Member.

D.   The Sole Member desires to amend and restated the Original Agreement in its entirety as set forth herein.

AGREEMENT

NOW, THEREFORE, the Sole Member, intending to be legally bound, hereby agrees that the Original Agreement is amended and restated in its entirety as follows.

1.   <u>Name</u>. The name of the limited liability company is Pro Cloud SaaS, LLC. The Sole Member may change the name of the Company from time to time.

2.   <u>Purpose and Powers</u>. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

3.   <u>Registered Office and Agent</u>. The registered office and registered agent of the Company shall be as set forth in the Articles or as otherwise determined from time to time by the Sole Member.

4.   <u>Member</u>. The name and address of the Sole Member is Have A Go Press, LLC, 17105 E Wildcat Dr., Rio Verde, AZ, 85263. The Sole Member is hereby admitted to the Company as a member upon its execution of this Agreement.

5.   <u>Management</u>.

(a)   The business and affairs of the Company shall be managed by the Sole Member. The Sole Member shall have the power and authority to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers and authorities, statutory or otherwise, possessed by members of limited liability companies formed under the Act. In connection with the foregoing, the Sole Member is hereby authorized and empowered to act through the Company's officers and employees and other persons designated by the Sole Member in carrying out any and all of the Sole Member's powers and authorities under this Agreement, and to delegate any and all of the powers and authorities that the Sole Member possesses under this Agreement to any of the Company's officers and employees and to any other person designated by the Sole Member. Any delegation pursuant to this Section may be revoked at any time by the Sole Member.

(b)   Subject to the provisions of the Act and to the decisions and orders of the Sole Member, the day-to-day affairs of the Company will be conducted by the officers of the Company. The officers will be agents of the Company authorized to manage the day-to-day operations, business and activities of the Company. The officers of the Company shall exercise such powers and perform such duties as are customarily associated with such offices in Arizona business organizations or as shall be otherwise determined from time to time by the Sole Member. None of the officers of the Company need be a member. Two or more offices may be held by the same person. The Sole Member may remove any officer so appointed at any time, with or without cause, in its absolute discretion. If any office shall become vacant as a result of the death, resignation or removal of an officer, the Sole Member, in its sole discretion, may appoint a replacement officer.

(c)   The initial officers of the Company shall be Shane Hannan, who shall serve as President and Chief Executive Officer.

6.   <u>Capital Contributions</u>. Except to the extent required under the Act, the Sole Member shall not be required to make any additional contributions to the capital of the Company.

7.   <u>Allocation of Profits and Losses</u>. The Company's profits and losses shall be allocated to the Sole Member.

8.   <u>Distributions</u>. Distributions shall be made to the Sole Member at the times and in the aggregate amounts determined at the discretion of the Sole Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make any distribution to the Sole Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

9.   <u>Admission of Additional Members</u>. One or more additional members of the Company may be admitted to the Company as a member of the Company with the consent of the Sole Member and upon such person's or entity's execution of a counterpart to this Agreement.

10.   <u>Dissolution</u>. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (a) the notice of the Sole Member; (b) the bankruptcy or dissolution of the Sole Member; or (c) the entry of a decree of judicial dissolution under Section 702 of the Act.

11.   <u>Limitation on Liability</u>. Except as otherwise provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company. None of the Sole Member or any officers, employees, members or agents of the Sole Member or the Company shall be obligated personally for any debt, obligation or

liability of the Company solely by reason of the fact that he, she or it (a) is or was the Sole Member or an officer, employee, member or agent of the Sole Member or the Company, or (b) is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under the Act or this Agreement shall not be grounds for imposing personal liability on the Sole Member or any officers, employees, members, or agents of the Sole Member or the Company, for any liabilities of the Company.

12. <u>Indemnification</u>. The Company shall indemnify and hold harmless the Sole Member and any officers, employees, members, or agents of the Sole Member or the Company (individually, in each case, an "**Indemnitee**"), to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether threatened, pending or completed and whether civil, criminal, administrative, arbitrative or investigative, including without limitation, any appeal to any such claim, demand, action, suit or proceeding and any inquiry or investigation that could lead to such claim, demand, action, suit or proceeding, arising out of or incidental to the business or activities of or relating to the Company and in which any such Indemnitee may be, or may have been, involved, or threatened to be involved, as a party or otherwise, by reason of the fact that he, she or it (a) is or was the Sole Member or an officer, employee, member, or agent of the Sole Member or the Company, or (b) is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the Act, as the same exists or may hereafter be amended, regardless of whether the Indemnitee continues to be the Sole Member or an officer, employee, member, or agent of the Sole Member or the Company, at the time any such liability or expense is paid or incurred; provided, however, that this provision shall not eliminate or limit the liability of an Indemnitee for acts or omissions which involve willful misconduct, fraud or gross negligence. Any right of an Indemnitee under this Section 12 shall be a contract right and as such shall run to the benefit of such Indemnitee. Any repeal or amendment to this Section 12 shall be prospective only and shall not limit the rights of any such Indemnitee, or the obligations of the Company, with respect to any claim arising from or related to the status or the services of such Indemnitee in any of the foregoing capacities prior to any such repeal or amendment to this Section 12. The rights conferred above shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any statute, resolution, agreement or otherwise.

13. <u>Fiscal Year</u>. The fiscal year of the Company for financial, accounting, and federal, state and local income tax purposes shall initially be the calendar year. The Sole Member may, in its sole discretion, change the fiscal year.

14. <u>Governing Law</u>. This Agreement shall be governed by and interpreted, construed and enforced in accordance with the laws of the State of Arizona without regard to principles of conflict of laws that might cause the law of another jurisdiction to apply.

15. <u>Severability</u>. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

16. <u>Amendments</u>. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Sole Member.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Amended and Restated Operating Agreement as of the date and year first written above.

Have A Go Press, LLC

DocuSigned by:

By: Shane Hannan

DF52A521E8724A6...

Name: Shane Hannan

Title: Chief Executive Officer

Shane Hannan, the former owner of 100% interest in the Company hereby acknowledges and agrees that Have A Go Press, LLC. is now the sole member of the Company by virtue of the Equity Exchange Agreement.

DocuSigned by:

Shane Hannan

DF52A521E8724A6...

Shane Hannan